UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: JANUARY 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12951

A.  Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (“the Plan”) as of January 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of January 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic fiscal 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
July 26, 2011

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JANUARY 31, 2011 AND 2010

	January 31,	January 31,
	2011	2010

ASSETS:
Participant directed investments at fair value	$50,109,272	$40,594,597

Receivables:
Notes receivable from participants	741,003	666,158
Participant contributions	881	156
Employer contributions	1,285,753	1,203,470

Total receivables	2,027,637	1,869,784

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$52,136,909	$42,464,381

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

	January 31,	January 31,
	2011	2010

ADDITIONS:
Investment income:

Net appreciation in fair value of investments	$6,579,559	$9,614,154
Interest and dividends	1,876,125	1,521,920

Net investment income	8,455,684	11,136,074

Contributions:
Participant contributions	3,498,784	3,262,645
Employer contributions	1,363,360	1,203,482

Total contributions	4,862,144	4,466,127

Interest income on notes receivable from particpants	40,665	47,881

DEDUCTIONS:
Benefits paid to participants	3,676,113	2,285,515
Administrative expenses	9,852	6,721

Total deductions	3,685,965	2,292,236

INCREASE IN NET ASSETS	9,672,528	13,357,846

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	42,464,381	29,106,535

End of year	$52,136,909	$42,464,381

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

The Plan’s fiscal year ends on January 31. References to years in this report relate to fiscal years as defined below:

Fiscal Year	Year Ended

2010	January 31, 2011
2009	January 31, 2010

General — The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established effective February 1, 1986, and last amended effective January 1, 2010. The Plan administrator is The Buckle, Inc. (the “Company”). Fidelity Investments provides recordkeeping functions to the Plan, and Fidelity Management Trust Company serves as the Plan trustee.

Contributions — Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 6% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth Contributions. The Company may contribute to the Plan at its discretion. In fiscal 2010 and 2009, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $1,363,360 and $1,203,482 during the years ended January 31, 2011 and 2010, respectively. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. For fiscal 2010 and 2009, administrative expenses were only charged for certain transactions and were allocated to the respective participants’ accounts accordingly. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investment of all contributions into various investment options offered by the Plan.

Vesting — Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested

Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Participant Loans — Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At January 31, 2011, interest rates on outstanding loans ranged from 4.25% to 10.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account.

Forfeited Accounts — At January 31, 2011 and 2010, forfeited non-vested account balances were $102,607 and $66,572, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year. The amount utilized during fiscal 2010 and 2009 to fund a portion of the Company’s matching contribution was $83,284 and $78,000, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last trading day of the plan year.

The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Agreement.

Administrative Expenses — Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, as of January 31, 2011 or January 31, 2010.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at the unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period in which the transfer occurs.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of January 31, 2011 and 2010:

	As of January 31, 2011
	Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock	$12,318,658	$-	$-	$12,318,658

Mutual funds:
Money market funds	1,629,671	-	-	1,629,671
Fixed income funds	1,219,435	-	-	1,219,435
Lifecycle funds	25,947,432	-	-	25,947,432
Domestic stock funds	6,437,214	-	-	6,437,214
International stock funds	2,556,862	-	-	2,556,862
Total mutual funds	$37,790,614	$-	$-	$37,790,614

Total	$50,109,272	$-	$-	$50,109,272

	As of January 31, 2010
	Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock	$9,553,857	$-	$-	$9,553,857

Mutual funds:
Money market funds	2,682,671	-	-	2,682,671
Fixed income funds	1,084,744	-	-	1,084,744
Lifecycle funds	21,200,033	-	-	21,200,033
Domestic stock funds	4,459,261	-	-	4,459,261
International stock funds	1,614,031	-	-	1,614,031
Total mutual funds	$31,040,740	$-	$-	$31,040,740

Total	$40,594,597	$-	$-	$40,594,597

During the years ended January 31, 2011 and 2010, there were no transfers in or out of Levels 1, 2, or 3.

4.	INVESTMENTS

The following table presents the fair value of Plan investments that exceed 5% of net assets available for benefits as of January 31, 2011 and 2010:

	January 31,	January 31,
	2011	2010

Investments at fair value as determined by quoted market price:
The Buckle Stock Fund — The Buckle, Inc. (*)	$12,318,658	$9,553,857
Money market fund — Fidelity Retirement Money Market Portfolio (*)	(**)	2,682,671
Lifecycle fund:
Fidelity Freedom 2025 Fund (*)	2,716,907	2,497,777
Fidelity Freedom 2030 Fund (*)	5,432,143	4,283,417
Fidelity Freedom 2035 Fund (*)	4,361,917	3,624,778
Fidelity Freedom 2040 Fund (*)	3,356,973	2,817,268
Fidelity Freedom 2045 Fund (*)	4,349,648	3,263,897
Fidelity Freedom 2050 Fund (*)	3,741,855	2,172,332

(*) Represents a party-in-interest to the Plan.
(**) Fund value as of January 31, 2011 did not exceed 5% of net assets available for benefits.

During the years ended January 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,579,559 and $9,614,154, respectively, as follows:

	January 31,	January 31,
	2011	2010

Investments at fair value as determined by quoted market price:
Common stock	$1,678,910	$2,943,894

Mutual funds:
Fixed income funds	(10,506)	77,339
Lifecycle funds	3,617,571	4,889,576
Domestic stock funds	1,045,001	1,239,027
International stock funds	248,583	464,318

Total mutual funds	4,900,649	6,670,260

Net appreciation in fair value	$6,579,559	$9,614,154

5.	FEDERAL INCOME TAX STATUS

The Plan uses a volume submitter plan document sponsored by Fidelity Investments (“Fidelity”). Fidelity received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The plan document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of January 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Plan’s management is aware of certain operating or administrative issues that, if not corrected, could affect the tax qualified status of the Plan and its related trust and is in the process of correcting the matters identified. Accordingly, Plan management believes the Plan will retain its tax qualified status and, therefore, no tax liability has been accrued.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 344,558 shares of The Buckle, Inc. common stock at January 31, 2011, and 314,878 shares at January 31, 2010, which had a cost basis of $5,611,880 and $4,135,843, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $1,074,423 and $779,388 for the plan years ended January 31, 2011, and 2010, respectively.

Certain Plan investments are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

8.	SUBSEQUENT EVENTS

Subsequent to the end of the plan year ended January 31, 2011, the Plan transferred its recordkeeping functions from Fidelity Investments to Massachusetts Mutual Life Insurance Company, who has served as recordkeeper for the plan since May 1, 2011 (the effective date of the transfer). As such, the trustee was also changed from Fidelity Management Trust Company to State Street Bank and Trust Company on the same date.

******

BUCKLE 401(k) PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JANUARY 31, 2011

	Column B	Column C	Column E
		Description of Investment:
		Including Maturity Date, Rate
	Identity of Issuer, Borrower,	of Interest, Collateral, and	Current
	Lessor, or Similar Party	Par or Maturity Value	Value

*	The Buckle, Inc. — The Buckle Stock Fund	344,558 shares	$12,318,658
*	Money Market Fund — Fidelity Retirement Money Market Portfolio	1,629,671 shares	1,629,671
	Bond Fund — PIMCO Total Return Fund	112,390 shares	1,219,435
	Large Value Fund — Allianz NFJ Dividend Value Fund	70,599 shares	824,602
	Large Blend Fund:
*	Spartan 500 Index Fund	8,416 shares	383,263
	Davis NY Venture Fund	33,884 shares	1,179,171
	Large Growth Fund — American Funds Growth Fund of America	58,034 shares	1,782,210
*	Mid-Cap Value Fund — Fidelity Value Fund	8,540 shares	604,901
*	Mid-Cap Blend Fund — Spartan Extended Market Index Fund	6,210 shares	239,882
	Mid-Cap Growth Fund — Morgan Stanley Institutional Fund
	Trust Mid Cap Growth Portfolio	20,106 shares	735,460
	Small Value Fund — Columbia Small Cap Value II Fund	18,452 shares	260,169
	Small Growth Fund — Royce Value Plus Fund	31,907 shares	427,556
	Foreign Fund:
	American Funds Europacific Growth Fund	52,326 shares	2,138,044
*	Spartan International Index Fund	11,631 shares	418,818
	Lifecycle Fund:
*	Fidelity Freedom Income Fund	656 shares	7,455
*	Fidelity Freedom 2000 Fund	812 shares	9,779
*	Fidelity Freedom 2005 Fund	7,381 shares	80,671
*	Fidelity Freedom 2010 Fund	35,172 shares	483,973
*	Fidelity Freedom 2015 Fund	74,378 shares	854,608
*	Fidelity Freedom 2020 Fund	39,449 shares	551,503
*	Fidelity Freedom 2025 Fund	232,214 shares	2,716,907
*	Fidelity Freedom 2030 Fund	388,288 shares	5,432,143
*	Fidelity Freedom 2035 Fund	373,772 shares	4,361,917
*	Fidelity Freedom 2040 Fund	411,899 shares	3,356,973
*	Fidelity Freedom 2045 Fund	450,274 shares	4,349,648
*	Fidelity Freedom 2050 Fund	391,817 shares	3,741,855

		Maturing from February 2011 to
		March 2022; interest rates of
*	Participant Loans	4.25% – 10.50%	741,003

			$50,850,275

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date	July 26, 2011	By:	/s/ Dennis H. Nelson
Dennis H. Nelson
President and Chief Executive Officer

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-169286, Registration Statement No. 333-158379, Registration Statement No. 333-133384, Registration Statement No. 333-70633, Registration Statement No. 333-70641, and Registration Statement No. 333-70643 of The Buckle, Inc. on Form S-8 of our report dated July 26, 2011, appearing in this Annual Report on Form 11-K of the Buckle 401(k) Plan for the year ended January 31, 2011.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
July 26, 2011

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